                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a) (AMENDMENT NO. _____)(1)


                            KANA COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   483600 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


      John Hession, Esq.                           David A. Makarechian, Esq.
Testa, Hurwitz & Thibeault, LLP                  Brobeck, Phleger & Harrison LLP
        125 High Street                               Two Embaraedero Place
       Boston, MA 02110                                Palo Alto, CA 94303
        (617) 248-7000                                   (650) 424-0160
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 6, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 15 Pages)


-----------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 483600 10 2                 13D                     PAGE 2 OF 15 PAGES
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                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

       Silknet Software, Inc.

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       02-0478949
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [ ]
       PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       State of Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        3,008,744 (acquisition of such shares is conditioned
                        upon the occurrence of certain events specified in the
                        Kana Stock Option Agreement dated February 6, 2000 and
                        incorporated by reference as Exhibit 99.2 to this
                        Schedule 13D)
                        --------------------------------------------------------
                  8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            15,821,454 (pursuant to the Kana Stock Voting
 OWNED BY               Agreement dated February 6, 2000 and incorporated by
   EACH                 reference as Exhibit 99.3 to this Schedule 13D)
 REPORTING              --------------------------------------------------------
PERSON WITH       9     SOLE DISPOSITIVE POWER

                        3,008,744 (acquisition of such shares is conditioned
                        upon the occurrence of certain events specified in
                        the Kana Stock Option Agreement dated February 6, 2000
                        and incorporated by reference as Exhibit 99.2 to this
                        Schedule 13D)
                        --------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        18,830,198
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       [ ]
        SHARES*

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        62.0% of the Issuer's currently outstanding stock and 56.4% after giving effect to the exercise of the option described herein
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *

        CO
--------------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!




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CUSIP NO. 483600 10 2                 13D                     PAGE 3 OF 15 PAGES
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        Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Silknet Software, Inc. that it is the beneficial owner of any of the common stock of Kana Communications, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1. SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the common stock, $.001 par value per share, of Kana Communications, Inc. (the "Issuer Common Stock"), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 740 Bay Road, Redwood City, California 94063.

ITEM 2. IDENTITY AND BACKGROUND.

        (i) The name of the person filing this statement is Silknet Software, Inc., a Delaware corporation ("Silknet").

        (ii) The address of the principal office and principal place of business of Silknet is 50 Phillippe Cote Street, Manchester, NH 03101.

        (iii) The principal business of Silknet is the development, marketing and support of electronic customer relationship management software that enables a company to offer marketing, sales, e-commerce and support services through a single Web site interface, personalized for individual customers.

        (iv) Set forth in SCHEDULE I is the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) name, principal business and address of any corporation or other organization in which such employment is conducted of each of Silknet's directors and executive officers, and other individuals affiliated with persons who may be considered "controlling persons" of Silknet as of the date hereof. Each such person listed on SCHEDULE I is a citizen of the United States. Set forth in Schedule II is the name, state of organization, principal business and principal business address of other persons who may be considered "controlling persons" of Silknet. During the past five years, neither Silknet nor, to Silknet's knowledge, any person named in SCHEDULE I or SCHEDULE II to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (v) During the past five years, neither Silknet nor, to Silknet's knowledge, any person named in SCHEDULE I or SCHEDULE II to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

        (vi)    See (iv) above.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to an Agreement and Plan of Reorganization dated as of February 6, 2000 (the "Merger Agreement") among the Issuer, Pistol Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer ("Merger Sub"), and Silknet, and subject to the conditions

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CUSIP NO. 483600 10 2                 13D                     PAGE 4 OF 15 PAGES
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set forth therein (including approval by stockholders of Silknet and the Issuer and state and Federal regulatory approvals), Merger Sub will be merged with and into Silknet in accordance with the Merger Agreement (the "Merger"). At the effective time of the Merger (the "Effective Time"), Silknet shall become a wholly-owned subsidiary of the Issuer and each share of Silknet common stock, $.01 par value per share ("Silknet Common Stock"), will be converted into the right to receive 0.83 of a share (the "Exchange Ratio") of Issuer's common stock, $.001 par value per share. The description of the Merger and the Merger Agreement contained in this Schedule 13D are qualified in their entirety by reference to the copy of the Merger Agreement included as EXHIBIT 99.1 to this
Schedule 13D and incorporated herein by reference.

        This statement on Schedule 13D relates to an option granted to Silknet by the Issuer to purchase shares of Issuer Common Stock upon the occurrence of certain events as described in Item 4 below and a voting agreement between Silknet and certain affiliates of the Issuer whereby such affiliates have agreed to vote, and have granted an irrevocable proxy to Silknet to vote, their shares of Issuer Common Stock in favor of the issuance of Issuer Common Stock in connection with the Merger as described in Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

        (a)-(b) As described Item 3 above, this statement on Schedule 13D relates to the Merger of Merger Sub with and into Silknet, in a statutory merger pursuant to the Delaware General Corporation Law. At the Effective Time, the separate existence of Merger Sub will cease to exist and Silknet will continue as the surviving corporation. Holders of outstanding Silknet Common Stock will receive, in exchange for each share of Silknet Common Stock held by them immediately prior to the Merger, 0.83 of a share of Issuer Common Stock. In addition, the Issuer will assume certain of Silknet's stock plans, stock option agreements and all warrants outstanding as of the Effective Time.

        The Merger Agreement contains customary representations and warranties on the part of Silknet, the Issuer and Merger Sub, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Silknet and the Issuer. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice. In certain circumstances, upon a termination of the Merger Agreement, a cash termination fee is required to be paid.

        As an inducement to Silknet to enter into the Merger Agreement, Silknet and the Issuer entered into a Kana Stock Option Agreement, dated February 6, 2000 (the "Issuer Stock Option Agreement"). The Issuer Stock Option Agreement grants Silknet an irrevocable option (the "Option") to purchase, under certain conditions, up to the number of shares of Issuer Common Stock equal to nine and nine-tenths percent (9.9%) of the shares of Issuer Common Stock issued and outstanding at the time of exercise of the Option, in the manner set forth in the Issuer Stock Option Agreement, at a purchase price of $258.88 per share, subject to adjustment in the event of certain changes in the Issuer's capitalization (the "Option Shares"). Silknet may exercise the Option, in whole or in part, at any time and from time to time upon the occurrence of an "Exercise Event."

        An "Exercise Event" shall mean the occurrence of any of (i) a Triggering Event (as defined below), (ii) the public announcement of an Acquisition Proposal (as defined below), or


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CUSIP NO. 483600 10 2                 13D                     PAGE 5 OF 15 PAGES
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(iii) the commencement of a solicitation within the meaning of Rule 14a-1(1) of the Exchange Act by any person or entity seeking control of the Issuer's Board of Directors in opposition to the Merger. If Silknet wishes to exercise the Option, Silknet will deliver to the Issuer a written notice (each an "Exercise Notice") specifying the total number of Option Shares it wishes to acquire. Each closing of a purchase of Option Shares (a "Closing") will occur on a date and at a time prior to the termination of the Option designated by Silknet in an Exercise Notice delivered at least two (2) business days prior to the date of such Closing, which Closing will be held at the principal offices of the Issuer.

        The term "Acquisition Proposal" means any offer or proposal (other than by Silknet) for a transaction or series of related transactions involving: (A) any purchase from the Issuer or acquisition by any person or "group" (as defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of a majority of the total outstanding voting securities of the Issuer or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or group beneficially owning a majority of the total outstanding voting securities of the Issuer or any merger, consolidation, business combination or similar transaction involving the Issuer; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of a majority of the assets of the Issuer; or (C) any liquidation or dissolution of the Issuer.

        A "Triggering Event" shall be deemed to have occurred if: (i) the Board of Directors of the Issuer or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Silknet its recommendation in favor of the approval of the issuance of Issuer Common Stock pursuant to the Merger Agreement; (ii) the Issuer shall have failed to include in the Joint Proxy Statement/Prospectus relating to the Merger (to be filed with the Securities and Exchange Commission and sent to the stockholders of the Issuer and Silknet) the recommendation of the Board of Directors of the Issuer in favor of the issuance of Issuer Common Stock pursuant to the Merger Agreement; (iii) the Board of Directors of the Issuer shall have failed to reaffirm its recommendation in favor of the issuance of Issuer Common Stock pursuant to the Merger Agreement within ten (10) business days after Silknet requests in writing that such recommendation be reaffirmed at any time following the making, announcement or submission of a Kana Takeover Proposal (as such term is defined in the Merger Agreement); or (iv) a tender or exchange offer for a majority of the outstanding voting securities of the Issuer shall have been commenced by a person unaffiliated with the Issuer and the Issuer shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that the Issuer recommends rejection of such tender or exchange offer.

        In addition, at any time during which the Option is exercisable Silknet shall have the right to sell to Issuer and Issuer shall be obligated to purchase from Silknet (i) all or any portion of the Option, to the extent not previously exercised (the "Option Agreement Put") and (ii) all or any portion of the Option Shares, if any, acquired by Silknet pursuant to the Option (the "Option Shares Put"). The price that Issuer shall be required to pay in connection with the Option Agreement Put shall be equal to the difference between the Market/Tender Offer Price (as such term is defined below) for shares of Issuer Common Stock as of the date Silknet gives notice of its intent to exercise the Option Agreement Put and the Exercise Price, multiplied by the number of shares of Issuer Common Stock purchasable pursuant to the Option (or portion thereof with respect to which Silknet is exercising the Option Agreement Put), but only if the Market/Tender Offer Price is greater than the Exercise Price. The price that Issuer shall be required to pay in connection with the Option Shares Put shall be the Exercise Price paid by Silknet for shares of



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CUSIP NO. 483600 10 2                 13D                     PAGE 6 OF 15 PAGES
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Issuer Common Stock acquired pursuant to the Option plus the difference between the Market/Tender Offer Price and such Exercise Price (but only if the Market/Tender Offer Price is greater than the Exercise Price) multiplied by the number of shares of Issuer Common Stock so purchased (provided that Silknet then has beneficial ownership of such shares of Issuer Common Stock). The term "Market/Tender Offer Price" means the highest of (A) the highest price per share offered pursuant to any Kana Takeover Proposal (as defined in the Merger Agreement) which was made prior to such date and has not terminated or been withdrawn as of such date and (B) the highest closing sale price of shares of Issuer Common Stock as reported on the Nasdaq National Market during the six (6) months ending on the trading day immediately preceding the date Silknet gives notice of its intent to exercise the Option Agreement Put or the Option Shares Put. Notwithstanding the foregoing, the aggregate cash amounts to be paid by the Issuer to Silknet, and the aggregate cash amounts to be received by Silknet in connection with the Option Agreement Put and the Option Shares Put are subject to certain dollar limitations.

        The Option may not be exercised unless: (i) all material consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any United States federal, state, or local administrative agency or commission or other United States federal, state or local governmental authority or instrumentality, if any, required in connection with the issuance of the Option Shares pursuant to the Option have been obtained or made, as the case may be, and (ii) no preliminary or permanent injunction or other order by any court of competent jurisdiction in the United States prohibiting or otherwise restraining such issuance is in effect. The Option will terminate upon the earliest of certain events, including consummation of the Merger, as set forth in the Issuer Stock Option Agreement.

        The foregoing summary of the Option is qualified in its entirety by reference to the copy of the Issuer Stock Option Agreement included as EXHIBIT
99.2 to this Schedule 13D and incorporated herein by reference.

        Also as an inducement to Silknet to enter into the Merger Agreement, certain affiliates of the Issuer (collectively, the "Stock Voting Agreement Stockholders") have each entered into a Kana Stock Voting Agreement dated as of February 6, 2000 (the "Stock Voting Agreement") with Silknet. Concurrently with the execution of the Stock Voting Agreement, each of the Stock Voting Agreement Stockholders delivered to Silknet an irrevocable proxy appointing Silknet (or any nominee of Silknet) as its lawful attorney and proxy to vote an aggregate of 15,821,454 shares (including options to purchase Issuer Common Stock exercisable within 60 days of the date of the Stock Voting Agreement) owned by the Stock Voting Agreement Stockholders:

                (a) in favor of approval of the issuance of shares of Issuer Common Stock pursuant to the Merger Agreement, and any proposal or action which would, or could reasonably be expected to, facilitate the Merger;

                (b) against approval of any proposal made in opposition to or competition with consummation of the Merger and the Merger Agreement;

                (c) against any merger, consolidation or other business combination of the Issuer with, sale of assets or stock of the Issuer to, or reorganization or recapitalization involving the Issuer, other than as contemplated by the Merger Agreement;

                (d)     against any liquidation or winding up of the Issuer; and


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CUSIP NO. 483600 10 2                 13D                     PAGE 7 OF 15 PAGES
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                (e)     against any other proposal or action which would, or
        could reasonably be expected to, impede, frustrate, prevent, prohibit or discourage the Merger.

The Stock Voting Agreement terminates upon the earlier of the Effective Time or the termination of the Merger Agreement. The name of each Stock Voting Agreement Stockholder and the number of outstanding shares of Issuer Common Stock beneficially owned by such person as of February 6, 2000 is set forth in
SCHEDULE III hereto, which is hereby incorporated herein by reference. Silknet did not pay any additional consideration to any Stock Voting Agreement Stockholder in connection with the execution and delivery of the Stock Voting Agreement.

        The foregoing summary of the Stock Voting Agreement is qualified in its entirety by reference to the copy of the form of the Kana Stock Voting Agreement included as EXHIBIT 99.3 of this Schedule 13D and incorporated herein by reference.

        (c)     Not applicable.

        (d) The Issuer shall take such action so that, upon the Effective Time, James C. Wood shall become a director of the Issuer. James C. Wood shall be nominated for director of the Issuer at the next annual meeting of stockholders of the Issuer.

        (e) Other than as a result of the Merger described in Item 3 above, not applicable.

        (f)     Not applicable.

        (g)     Not applicable.

        (h)-(i) In connection with the Merger, it is expected that Silknet Common Stock will be delisted from the Nasdaq National Market System and will become eligible for termination of registration under the Exchange Act.

        (j) Other than as described above, Silknet currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a)-(b) If the Option becomes exercisable, Silknet will have the right to acquire up to 9.9% of the shares of Issuer Common Stock issued and outstanding at the time of exercise of the Option. If such shares are acquired, Silknet would have sole voting and dispositive power over such shares, and such shares would constitute approximately 9.0% of the outstanding Issuer Common Stock after giving effect to the exercise of the Option, based on the number of shares of Issuer Common Stock issued and outstanding as of February 3, 2000.

        As described in Item 4 above, Silknet is a party to the Kana Stock Voting Agreement pursuant to which holders of 15,821,454 shares of Issuer Common Stock (representing approximately 52.1% of the outstanding shares of Issuer Common Stock as of February 3, 2000) have agreed to vote their shares in favor of approval of the issuance of Issuer Common Stock pursuant to the Merger Agreement. Silknet holds an irrevocable proxy with respect to all of the shares beneficially owned by the Stock Voting Agreement Stockholders. Silknet has the power

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CUSIP NO. 483600 10 2                 13D                     PAGE 8 OF 15 PAGES
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to vote all of such shares for the limited purposes described above in connection with the Stock Voting Agreement. Silknet does not have the power to dispose or to direct the disposition of any shares of Issuer Common Stock pursuant to the Stock Voting Agreement. Silknet expressly disclaims beneficial ownership of the Issuer Common Stock held by the Stock Voting Agreement Stockholders and subject to the Stock Voting Agreement, and nothing herein shall be deemed an admission by Silknet as to the beneficial ownership of such Issuer Common Stock.

        To Silknet's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in SCHEDULE I or SCHEDULE II.

        (c) Neither Silknet, nor, to Silknet's knowledge, any person named in SCHEDULE I or SCHEDULE II, has effected any transaction in the Issuer Common Stock during the past 60 days.

        (d)     Not applicable.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Other than as described herein, to Silknet's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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CUSIP NO. 483600 10 2                 13D                     PAGE 9 OF 15 PAGES
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS



       Exhibit No.  Description
       -----------  -----------

          99.1 Agreement and Plan of Reorganization dated as of February 6, 2000, by and among Kana Communications, Inc., Pistol Acquisition Corp. and Silknet Software, Inc. (filed herewith).

          99.2 Kana Stock Option Agreement dated as of February 6, 2000, by and between Kana Communications, Inc. and Silknet Software, Inc. (filed herewith).

          99.3 Form of Kana Stock Voting Agreement, dated as of February 6, 2000 by and among Silknet Software, Inc. and certain affiliates of Kana Communications, Inc. (filed herewith).

          99.4 Silknet Stock Option Agreement dated as of February 6, 2000, by and between Silknet Software, Inc. and Kana Communications, Inc. (filed herewith).

          99.5 Form of Silknet Stock Voting Agreement, dated as of February 6, 2000 by and among Kana Communications, Inc. and certain affiliates of Silknet Software, Inc. (filed herewith).

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CUSIP NO. 483600 10 2                 13D                    PAGE 10 OF 15 PAGES
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                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 16, 2000             SILKNET SOFTWARE, INC.


                                    By:  /s/ James C. Wood
                                        ----------------------------------------
                                         James C. Wood
                                         Title: Chairman of the Board, President
                                                and Chief Executive Officer




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CUSIP NO. 483600 10 2                 13D                    PAGE 11 OF 15 PAGES
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                                   SCHEDULE I
                                   ----------

NAME AND RESIDENCE OR                                                 NAME AND ADDRESS OF ANY
 BUSINESS ADDRESS IF                                                  CORPORATION OR OTHER
 DIFFERENT FROM THAT                PRINCIPAL OCCUPATION              ORGANIZATION IN WHICH
LISTED IN COLUMN THREE                 OR EMPLOYMENT                  EMPLOYMENT IS CONDUCTED
----------------------              --------------------              -----------------------
EXECUTIVE OFFICERS:
-------------------

James C. Wood               Chairman of the Board of Directors,       Silknet Software, Inc.
                            President and Chief Executive Officer     50 Phillippe Cote Street
                                                                      Manchester, NH 03101

Patrick J. Scannell, Jr.    Vice President, Chief Financial           Silknet Software, Inc.
                            Officer, Treasurer and Secretary          50 Phillippe Cote Street
                                                                      Manchester, NH 03101

Nigel K. Donovan            Vice President and Chief Operating        Silknet Software, Inc.
                            Officer                                   50 Phillippe Cote Street
                                                                      Manchester, NH 03101

OUTSIDE DIRECTORS:
------------------

Guy Bradley                 General Partner of CMG @Ventures          CMG @Ventures
                                                                      c/o CMG Information Services Inc.
                                                                      100 Brickstone Square, 5th Floor
                                                                      Andover, MA 01810

Joo Hock Chua               Vice President/Assistant General          Vertex Management (II) Pte Ltd.
                            Manager of Vertex Management              Three Lagoon Drive, Suite 220
                            (II) Pte Ltd.                             Redwood City, CA  94065

Stanley Fung                Managing Director of Zero Stage           Zero Stage Capital V, L.P.
                            Capital                                   c/o Zero Stage Capital
                                                                      101 Main Street, Kendall Square
                                                                      Cambridge, MA 02142

Andrew Goldfarb             Managing Principal of JAFCO America       JAFCO America Ventures Inc.
                            Ventures Inc.                             One Boston Place, Suite 3320
                                                                      Boston, MA 02108

Glen L. Urban               Professor, MIT Sloan School of            Massachusetts Institute of Technology
                            Management                                Sloan School of Management
                                                                      50 Memorial Drive
                                                                      Cambridge, MA 02142


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CUSIP NO. 483600 10 2                 13D                    PAGE 12 OF 15 PAGES
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
OTHER INDIVIDUALS AFFILIATED WITH PERSONS
 WHO MAY BE DEEMED "CONTROLLING PERSONS"
 OF SILKNET

David Wetherell, a               Chairman and Chief               CMG Information Services Inc.
managing member of               Executive Officer                100 Brickstone Square
CMG @Ventures II LLC             of CMGI and Managing             5th Floor
                                 Partner of CMG @Ventures         Andover, MA 01810

Peter Mills, a managing          Managing Partner of              CMG Information Services Inc
member of CMG @Ventures II LLC   CMG @Ventures                    100 Brickstone Square
                                                                  5th Floor
                                                                  Andover, MA 01810

Jonathan Callaghan, a            General Partner                  CMG Information Services Inc
managing member of               of CMG @Ventures                 100 Brickstone Square
CMG @Ventures II LLC                                              5th Floor
                                                                  Andover, MA 01810

Andrew J. Hajducky III, a        Chief Financial Officer          c/o CMG Information Services Inc.
managing member of               and Executive Vice President     100 Brickstone Square, 5th Floor
CMG @Ventures II LLC             of CMGI, and General             Andover, MA 01810
                                 Partner of CMG @Ventures



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CUSIP NO. 483600 10 2                 13D                    PAGE 13 OF 15 PAGES
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                                   SCHEDULE II
                                   -----------


NAME AND STATE OF                                                     ADDRESS OF PRINCIPAL PLACE OF
  ORGANIZATION                       PRINCIPAL BUSINESS                        BUSINESS
-----------------                    ------------------               -----------------------------

CMG @Ventures II LLC,          Venture capital investment vehicle     c/o CMG Information Services Inc.
a Delaware limited                                                    100 Brickstone Square, 5th Floor
liability company                                                     Andover, MA 01810




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CUSIP NO. 483600 10 2                 13D                    PAGE 14 OF 15 PAGES
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                                  SCHEDULE III
                                  ------------

                                                             NUMBER OF SHARES OF
                                                             ISSUER COMMON STOCK
INDIVIDUAL                                                    BENEFICIALLY OWNED
----------                                                    ------------------

Michael J. McCloskey                                                 933,333
Mark S. Gainey                                                     2,376,000
Joseph G. Ansanelli                                                  793,119
Tim Campbell                                                          31,498
Ian Cavanaugh                                                        200,000
Alexander E. Evans                                                   200,000
Paul R. Holland                                                      405,705
P.V. Kannan                                                          430,474
Joseph D. McCarthy                                                   156,666
William R. Phelps                                                    206,665
Toya Rico                                                             20,000
Don Whitt                                                             28,344
Michael R. Wolfe                                                     314,366
David M. Beirne                                                    4,312,127
Benchmark Capital Partners L.P.                                    3,783,347
Benchmark Founders' Fund L.P.                                        528,779
Robert W. Frick                                                       73,516
Eric A. Hahn                                                         216,949
Charles A. Holloway                                                  109,999
Draper Fisher Associates Fund IV, L.P.                             3,740,830
Draper Fisher Partners IV, LLC                                       281,567
Steven T. Jurvetson                                                4,022,347
Ariel Poler                                                          160,666
Gregory C. Gretsch                                                   829,630


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CUSIP NO. 483600 10 2                 13D                    PAGE 15 OF 15 PAGES
---------------------                                        -------------------


                                  EXHIBIT INDEX


Exhibit No.     Description
-----------     -----------


   99.1 Agreement and Plan of Reorganization dated as of February 6, 2000, by and among Kana Communications, Inc., Pistol Acquisition Corp. and Silknet Software, Inc. (filed herewith).

   99.2 Kana Stock Option Agreement dated as of February 6, 2000, by and between Kana Communications, Inc. and Silknet Software, Inc. (filed herewith).

   99.3 Form of Kana Stock Voting Agreement, dated as of February 6, 2000 by and among Silknet Software, Inc. and certain affiliates of Kana Communications, Inc. (filed herewith).

   99.4 Silknet Stock Option Agreement dated as of February 6, 2000 by and between Silknet Software, Inc. and Kana Communications, Inc. (filed herewith).

   99.5 Form of Silknet Stock Voting Agreement, dated as of February 6, 2000 by and among Kana Communications, Inc. and certain affiliates of Silknet Software, Inc. (filed herewith).